Exhibit 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)
	THREE MONTHS ENDED
	MARCH 31,
	2000	1999
INCOME:
Net income	$ 2,358	$ 2,443

SHARES:
Weighted average common shares outstanding	7,180	7,361

BASIC INCOME PER SHARE:
Net income per share	$ .33	$ .33

DILUTED EARNINGS PER SHARE (A)
USE OF PROCEEDS:
Assumed exercise of options	$ 1,435	$ 2,278
Tax benefit from assumed exercise of options	414	846
Repurchase of treasury stock at the average market
price per share of $11.53 and $12.97, respectively	(1,849)	(3,124)
Assumed balance to be invested	$ - .	$ - .

SHARES:
Weighted average shares outstanding	7,180	7,361
Shares assumed issued for options	230	368
Treasury stock assumed purchased	(160)	(241)
Adjusted average shares outstanding	7,250	7,488

DILUTED INCOME PER SHARE:
Net income per share	$ .33	$ .33

(A) Warrants were not assumed to be exercised as the effect would have been anti-dilutive.